SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2004

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐                Form 40-F   ☒

     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                No   ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13846 (Canadian Pacific Railway Limited).

SIGNATURES
NEWS RELEASE

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)

Date: December 13, 2004	By:	Signed:	G. A. Feigel

		Name:	G. A. Feigel
		Title:	Assistant Corporate Secretary

Release: Immediate, December 13, 2004

ARBITRATOR RULES IN CPR’S FAVOUR ON COAL RATE;
RAILWAY MAINTAINS EARNINGS OUTLOOK

CALGARY — A final offer arbitration on a rate to ship coal from one of Elk Valley Coal Corporation’s mines in southeastern British Columbia to the Port of Vancouver concluded today with a ruling in favour of Canadian Pacific Railway’s final offer. The arbitrated rate, which applies only to coal shipped by CPR from the Elkview mine, is confidential and is effective for one year, beginning Oct. 5, 2004.

CPR said the ruling would not alter its previously expressed financial outlook, pending legal proceedings it has taken against Elk Valley Coal Corporation and its concurrent challenge of the validity of the final offer arbitration proceeding.

CPR asked the Canadian Transportation Agency (CTA) to deny access by Elk Valley Coal Corporation to final offer arbitration because there is a confidential transportation contract between the parties. A favourable ruling, which would be delivered by early February 2005, would nullify the final offer arbitration ruling issued today. It would also confirm the confidential contract between CPR and Elk Valley Coal Corporation applies to the Elkview mine.

CPR filed a statement of claim in Alberta Court of Queen’s Bench on July 21, 2004, against Elk Valley Coal Corporation in respect of the defendant’s alleged failure to pay the full amount of rail freight charges applicable pursuant to a confidential transportation contract with CPR covering all five of Elk Valley Coal Corporation’s mines in southeastern B.C., including the Elkview mine. Resolution of the legal process is not expected until late 2005 or 2006.

CPR has said it expects earnings per share of approximately $2.60 in 2005, based on assumptions of oil prices averaging US$48 per barrel and an average exchange rate of $1.25 per U.S. dollar. This outlook reflects a conservative revenue recognition in 2005 on coal contracts, given the legal and regulatory proceedings.

Canadian Pacific Railway is a transcontinental carrier operating in Canada and the U.S. Its 14,000-mile rail network serves the principal centres of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR feeds directly into America’s heartland from the East and West coasts. Alliances with other carriers extend its market reach throughout the U.S. and into Mexico. Canadian Pacific Logistics

Solutions provides logistics and supply chain expertise worldwide. For more information, visit CPR’s website at www.cpr.ca.

Contacts:
Media	Investment Community
Len Cocolicchio	Paul Bell
Tel.: (403) 319-7591	Vice-President, Investor Relations
Cell: (403) 650-2748	Tel.: (403) 319-3591
len_cocolicchio@cpr.ca	investor@cpr.ca